[LETTERHEAD OF THE GUARDIAN LIFE INSURANCE COMPANY]

April 16, 1992                                         Richard T. Potter, Jr.
                                                       Counsel
Baillie Gifford International Fund, Inc.
201 Park Avenue South
New York, New York 10003

To Whom it may concern:

As Counsel to Baillie Gifford International Fund, Inc. (the "Fund"), I have general legal supervision over the organization of the Fund and the preparation of any post-effective amendment to its registration statement on Form N-1A which is filed in connection with the offering of the Fund's shares of capital stock.

It is my opinion that: (a) the Fund is a corporation duly organized and validly existing under the laws of the State of Maryland; (b) the Fund is authorized to issue a total of one billion (1,000,000,000) shares, one hundred million of which are authorized for the Fund's initial series; and (c) upon the issuance of the shares in accordance with the Fund's Articles of Incorporation and the receipt by the Fund of a purchase price not less than the net asset value per share, the shares of the Fund will be legally issued and outstanding, fully paid and non-assessable.

I consent to the use of this opinion in connection with the Fund's registration statement, as amended, and to the reference to me under the heading "Legal Opinions" in the Statement of Additional Information constituting part of the post-effective amendment to the Fund's registration statement.


Sincerely,


/s/ Richard T. Potter, Jr.

Richard T. Potter, Jr.
Counsel to Baillie Gifford International Fund, Inc.